Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 November 17, 2009

$ 95% Principal Protected Notes due November 25, 2011[1] Linked to the Performance of a Basket of Currencies Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing November 25, 2011[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about November 20, 2009[2] (the “pricing date”) and are expected to issue on or about November 25, 2009[2] (the “settlement date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:

An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. dollar and the Brazilian real (the “USDBRL” currency exchange rate), (ii) the U.S. dollar and the Australian dollar (the “USDAUD” currency exchange rate), (iii) the U.S. dollar and the Norwegian krone (the “USDNOK” currency exchange rate”), and (iv) the U.S. dollar and the Canadian dollar the “USDCAD” currency exchange rate) (each, a “currency exchange rate” and a “basket component”). The currency exchange rates on any given day, including the pricing date and the final valuation date, will be determined by the calculation agent in accordance with the following:

(a)     where the currency exchange rate is USDBRL, the USDBRL currency exchange rate on the relevant day will be determined by the calculation agent as the ask price reported on Bloomberg Page BZFXPTAX at approximately 6:00 p.m., Sao Paulo time;

(b)     where the currency exchange rate is USDAUD, the USDAUD currency exchange rate on the relevant day will be determined by the calculation agent as 1 divided by AUDUSD, which appears on Bloomberg screen WMCO1 to the right of the caption “AUD” under the caption “MID” at approximately 4:00 p.m., London time;

(c)     where the currency exchange rate is USDNOK, the USDNOK currency exchange rate on the relevant day will be determined by the calculation agent as the rate which appears on Bloomberg screen WMCO1 to the right of the caption “NOK” under the caption “MID” at approximately 4:00 p.m., London time; and

(d)     where the currency exchange rate is USDCAD, the USDCAD currency exchange rate on the relevant day will be determined by the calculation agent as the rate which appears on Bloomberg screen WMCO1 to the right of the caption “CAD” under the caption “MID” at approximately 4:00 p.m., London time.

Upside Leverage Factor:	1.61* * The actual upside leverage factor will be determined on the pricing date but will not be less than 1.61.

Maximum Return:	19.15%* * The actual maximum return will be determined on the pricing date but will not be less than 19.15%.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

If the Reference Asset Return is positive, you will receive (a) 95% of the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the Reference Asset Return multiplied by the Upside Leverage Factor, subject to the Maximum Return*. Accordingly, subject to the Maximum Return, your payment per $1,000 principal amount would be calculated as follows:

$950 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

*  The actual upside leverage factor, maximum return and maximum payment on the Notes will be determined on the pricing date and will not be less than 1.61, 19.15% and $1,195.00, respectively.

If the Reference Asset Return is negative or equal to 0%, you will receive 95% of the principal amount of your Notes. Accordingly, your payment per $1,000 principal amount of Notes would be $950.00.

The Notes are not 100% principal protected, and you may lose 5% of your initial investment. Your principal is protected 95% only if you hold your Notes to maturity. You will lose 5% of the principal amount of your Notes if the Reference Asset Return is less than or equal to 0%.

If the Reference Asset Return is positive, you will receive less than your initial investment if the Reference Asset Return is not equal to or greater than 3.11% (assuming an upside leverage factor of 1.61; the actual upside leverage factor will be determined on the pricing date but will not be less than 1.61).

Reference Asset Return:

The Reference Asset Return equals the weighted average of the percentage change (which may be positive, negative or 0%) from the initial level of each basket component to the final level of each basket component. The Reference Asset Return will be calculated as follows:

Where,

C(i) Initial = the initial level (“initial level”) for each basket component is [—] with respect to USDBRL, [—] with respect to USDAUD, [—] with respect to USDNOK, and [—] with respect to USDCAD, which, in each case, will be the reference level of each basket component on the pricing date;

C(i) Final = the reference level for each basket component on the final valuation date (“final level”); and

Wi = Weighting of each basket component, which is 25.00% for each basket component.

Final Valuation Date:	November 22, 2011

Maturity Date:	November 25, 2011[1] (resulting in a term to maturity of approximately 2 years)

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739J5R0 and US06739J5R03

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

[2]

Expected. In the event we make any change to the expected pricing date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

	Price to Public[3]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[3]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of     %, is     %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an upside leverage factor of 1.61 and a maximum return on the Notes of 19.15%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Reference Asset Return	Payment at Maturity	Total Return on the Notes
100.00%	$1,191.50	19.15%
50.00%	$1,191.50	19.15%
25.00%	$1,191.50	19.15%
15.00%	$1,191.50	19.15%
12.50%	$1,151.25	15.13%
10.00%	$1,111.00	11.10%
7.50%	$1,070.75	7.08%
5.00%	$1,030.50	3.05%
3.11%	$1,000.00	0.00%
2.50%	$990.25	-0.98%
1.50%	$974.15	-2.59%
1.00%	$966.10	-3.39%
0.00%	$950.00	-5.00%
-5.00%	$950.00	-5.00%
-10.00%	$950.00	-5.00%
-20.00%	$950.00	-5.00%
-30.00%	$950.00	-5.00%
-40.00%	$950.00	-5.00%
-50.00%	$950.00	-5.00%
-75.00%	$950.00	-5.00%

FWP–2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and that the initial levels of the basket components are as indicated. The hypothetical total returns and examples set forth below assume an upside leverage factor of 1.61 and a maximum return on the Notes of 19.15% (the actual upside leverage factor and maximum return will be determined on the pricing date and will not be less than 1.61 and 19.15%, respectively). The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Example 1: In this case, all four reference currencies strengthen against the U.S. dollar. (This occurs when C(i)Final decreases from C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar.)

Step 1: Calculate the Reference Asset Return.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Reference Asset Return
USDBRL Exchange Rate	1.7230	1.4358	20.00%	25.00%	5.00%
USDAUD Exchange Rate	1.0718	0.8932	20.00%	25.00%	5.00%
USDNOK Exchange Rate	5.6129	4.6774	20.00%	25.00%	5.00%
USDCAD Exchange Rate	1.0516	0.8763	20.00%	25.00%	5.00%

Reference Asset Return					20.00%

Step 2: Calculate the payment at maturity.

Because the Reference Asset Return is positive, the payment at maturity is calculated as follows:

$950 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

$950 + [$1,000 x (20.00% x 1.61)] = $1,272.00

Therefore, the payment at maturity would be $1,272.00 per $1,000 principal amount Note, representing a 27.20% return on investment over the term of the Notes. Because the return of 27.20% is greater than the Maximum Return of 19.15%, the payment at maturity is the maximum payment at maturity on the Notes of $1,195.00, representing a 19.15% return on investment over the term of the Notes.

Example 2: In this case, all four reference currencies weaken against the U.S. dollar. (This occurs when C(i)Final increases from C(i) Initial, reflecting a greater number of reference currency per U.S. dollar.)

Step 1: Calculate the Reference Asset Return.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Reference Asset Return
USDBRL Exchange Rate	1.7230	1.8137	-5.00%	25.00%	-1.25%
USDAUD Exchange Rate	1.0718	1.1282	-5.00%	25.00%	-1.25%
USDNOK Exchange Rate	5.6129	5.9083	-5.00%	25.00%	-1.25%
USDCAD Exchange Rate	1.0516	1.1069	-5.00%	25.00%	-1.25%

Reference Asset Return					-5.00%

Step 2: Calculate the payment at maturity.

Because the Reference Asset Return is negative, the investor will receive a payment at maturity of $950.00 per $1,000 principal amount Note, representing a -5.00% return on investment over the term of the Notes.

FWP–3

Example 3: In this case, three reference currencies strengthen against the U.S. dollar while one weakens.

Step 1: Calculate the Reference Asset Return.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Reference Asset Return
USDBRL Exchange Rate	1.7230	1.4358	20.00%	25.00%	5.00%
USDAUD Exchange Rate	1.0718	1.0208	5.00%	25.00%	1.25%
USDNOK Exchange Rate	5.6129	5.3456	5.00%	25.00%	1.25%
USDCAD Exchange Rate	1.0516	1.1684	-10.00%	25.00%	-2.50%

Reference Asset Return					5.00%

Step 2: Calculate the payment at maturity.

Because the Reference Asset Return is positive, the payment at maturity is calculated as follows:

$950 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

$950 + [$1,000 x (5.00% x 1.61)] = $1,030.50

Therefore, the payment at maturity is $1,030.50 per $1,000 principal amount Note, representing a 3.05% return on investment over the term of the Notes. Because the return of 3.05% is less than the Maximum Return of 19.15%, the payment at maturity is not subject to the Maximum Return.

Example 4: In this case, two reference currencies strengthen against the U.S. dollar while two weaken.

Step 1: Calculate the Reference Asset Return.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Reference Asset Return
USDBRL Exchange Rate	1.7230	1.6255	6.00%	25.00%	1.50%
USDAUD Exchange Rate	1.0718	1.0111	6.00%	25.00%	1.50%
USDNOK Exchange Rate	5.6129	5.8468	-4.00%	25.00%	-1.00%
USDCAD Exchange Rate	1.0516	1.0954	-4.00%	25.00%	-1.00%

Reference Asset Return					1.00%

Step 2: Calculate the payment at maturity.

Because the Reference Asset Return is positive, the payment at maturity is calculated as follows:

$950 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

$950 + [$1,000 x (1.00% x 1.61)] = $966.10

Therefore, the payment at maturity is $966.10 per $1,000 principal amount Note, representing a -3.39% return on investment over the term of the Notes. Because the return of -3.39% is less than the Maximum Return of 19.15%, the payment at maturity is not subject to the Maximum Return.

Selected Purchase Considerations

•

Preservation of Capital at Maturity—You will receive at least 95% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by multiplying a positive Reference Asset Return by the upside leverage factor, up to the maximum return on the Notes of 19.15%, or $1,195.00 for every $1,000 principal amount Note. The actual maximum return and maximum payment on the Notes will be set on the pricing date and will not be less than 19.15% and $1,195.00, respectively. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

FWP–4

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes will be treated as debt instruments subject to the special rules governing contingent payment debt obligations for United States federal income tax purposes. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment debt obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Brazilian real, the Australian dollar, the Norwegian krone or the Canadian dollar. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes are only 95% principal protected. The return on the Notes at maturity is linked to the performance of Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar and will depend on the reference asset return. You will lose 5% of your principal invested if the reference asset return is equal to or less than zero, even if the reference asset return has not declined by as much as 5%.

•

The Notes Might Pay Less than the Principal Amount, Even if the Reference Asset Return is Positive—If the reference asset return is positive, you may receive less than your principal amount if the reference asset return is not equal to or greater than 3.11% (assuming an upside leverage factor of 1.61; the actual upside leverage factor will be determined on the pricing date but will not be less than 1.61).

•

Your Maximum Gain on the Notes Is Limited—The Notes are subject to a maximum return. The actual maximum return on the Notes will be set on the pricing date but will not be less than 19.15%. Therefore, you will not participate in any positive increases in the level of the reference asset that would otherwise result in a payment at maturity of more than $1,195.00 (assuming a maximum return of 19.15%). You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly.

•

Notes Bullish on the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar—The Reference Asset Return will only be positive if, on average, the value of the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar strengthen relative to the U.S. dollar. If, on average, the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar depreciate in value relative to the U.S. dollar over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

FWP–5

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the level of the currency exchange rates comprising the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the currency exchange rates comprising the Reference Asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs set forth the historical performance of USDBRL, USDAUD, USDNOK, and USDCAD from January 2, 2001 through November 13, 2009. USDBRL, USDAUD, USDNOK, and USDCAD on November 13, 2009 were 1.7230, 1.0718, 5.6129 and 1.0516 respectively. We obtained the information regarding USDBRL, USDRUB, USDINR, and USDCNY from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of USDBRL, USDAUD, USDNOK, and USDCAD should not be taken as an indication of future performance of USDBRL, USDAUD, USDNOK, and USDCAD and no assurance can be given as to the levels of USDBRL, USDAUD, USDNOK, and USDCAD on the final valuation date. We cannot give you assurance that the performance of USDBRL, USDAUD, USDNOK, and USDCAD will result in return of more than 95% of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–7

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the Placement Agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as Placement Agents for the Notes and will receive a fee from the Company that would not exceed $15 per $1,000 principal amount Note.

FWP–8